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                                                             Exhibit 99(e)
                                Entergy New Orleans, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
                          Ratios of Earnings to Combined Fixed
                             Charges and Preferred Dividends

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

                                                                                    December 31,  September 30,
                                              1992      1993       1994       1995       1996       1997
Fixed charges, as defined:
  Total Interest                             24,648     20,494     17,562    17,183     16,304      15,312
  Interest applicable to rentals                444        544      1,245       916        831         991
                                            --------------------------------------------------------------
Total fixed charges, as defined              25,092     21,038     18,807    18,099     17,135      16,303

Preferred dividends, as defined (a)           3,214      2,952      2,071     1,964      1,549       1,691
                                            --------------------------------------------------------------

Combined fixed charges and preferred
  dividends, as defined                     $28,306    $23,990    $20,878   $20,063    $18,684     $17,994
                                            ==============================================================
Earnings as defined:

  Net Income                                 $26,424   $47,709    $13,211   $34,386    $26,776      $7,606
  Add:
    Provision for income taxes:
     Total                                    16,065    31,938      4,600    20,467     16,216       8,568
    Fixed charges as above                    25,092    21,038     18,807    18,099     17,135      16,303
                                            --------------------------------------------------------------
Total earnings, as defined                   $67,581  $100,685    $36,618   $72,952    $60,127     $32,477
                                            ==============================================================

Ratio of earnings to fixed charges,
  as defined                                    2.69      4.79       1.95      4.03       3.51        1.99
                                            ==============================================================

Ratio of earnings to combined fixed
  charges and preferred dividends,
  as defined                                    2.39      4.20       1.75      3.64       3.22        1.80
                                            ==============================================================

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 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

 (b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI
     Settlement.
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